UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017.

Commission File Number 333-217326

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

(Translation of registrant’s name into English)

Dongsanhuan Middle Road

#1 Building Unit 1 Room 1501 Unit 13-14,

Chaoyang District, Beijing, People’s Republic of China 100020

Tel: +86 010 59817999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

China Internet Nationwide Financial Services Inc. to Commence Trading on NASDAQ Global Market

BEIJING, China, August 8, 2017 /PRNewswire/ — China Internet Nationwide Financial Services Inc. (“CIFS” or the “Company”) (NASDAQ: CIFS), a provider of financial advisory services to the underserved small-to-medium sized enterprises in China, today announced that its ordinary shares will begin trading today on the NASDAQ Global Market under the symbol “CIFS”. The Company completed the initial public offering (“IPO”) of 2,023,146 of its ordinary shares at a price to the public of $10.00 per share for a total of $20,231,460 before underwriting discounts, commissions and offering expenses on July 28, 2017. Boustead Securities, LLC acted as the Lead Underwriter for the offering. Network 1 Financial Securities, Inc. participated as a Selected Dealer.

Jianxin Lin, Chairman and Chief Executive Officer of CIFS, commented, “We are honored and humbled to become an official member of the NASDAQ family. As we celebrate this milestone today, we offer our congratulations to our CIFS team for their dedication and hard work and thanks to our customers, partners and investors for their unwavering support over the years. Looking ahead, as we continue to provide even more innovative financial solutions to the largely ignored and vastly underserved SMEs in China, we look forward to extending our winning streak of achieving high top- and bottom-line growth in years to come.”

Dan McClory, Head of China and Equity Capital Markets at Boustead Securities, added, “Congratulations to Chairman Jianxin Lin and his team at CIFS for successfully completing their IPO and achieving this significant milestone. We look forward to CIFS’s continued growth in their financial services business across China.”

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014 and headquartered in Beijing, China Internet Nationwide Financial Services Inc. (“CIFS” or the “Company”) provides financial advisory services, including commercial payment advisory, intermediary bank loan advisory, and international corporate financing advisory, to meet the financing and capital needs of its clients, comprised largely of small-to-medium sized enterprises (“SMEs”). The Company also made direct loans to certain qualified borrowers.

About Boustead Securities, LLC

Boustead Securities, LLC (“Boustead”) is an investment banking firm that executes and advises on IPOs, mergers and acquisitions, capital raises and restructuring assignments in a wide array of industries, geographies and transactions, for a broad client base. Boustead’s core value proposition is the ability to create opportunity through innovative solutions and tenacious execution. With experienced professionals in the United States and around the world, Boustead’s team moves quickly and provides a broad spectrum of sophisticated financial advice and services. For more information, visit http://www.boustead1828.com/.

Safe Harbor Statement

This press release may contain information about CIFS’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. CIFS encourages you to review other factors that may affect its future results in CIFS’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company:

Shirley Sun, Chief Financial Officer

Email: ir@cifs.com

Investor Relations:

Tony Tian, CFA

Weitian Group LLC

Email: tony.tian@weitian-ir.com

Phone: +1-732-910-9692

Boustead Securities, LLC

Dan McClory, Head of Equity Capital Markets and China

Email: dan@boustead1828.com

Phone: +1-949-502-4408

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2017	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

	By:	/s/ Jianxin Lin
	Name:	Jianxin Lin
	Title:	Chief Executive Officer